Exhibit 1.01

Conflict Minerals Report

Introduction

This is the Conflict Minerals Report of Avnet, Inc., together with its consolidated subsidiaries (herein referred to as “Avnet”  or the “Company”), for calendar year 2016 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively “3TG”).

Avnet is a global value-added distributor of electronic components and integrated products and solutions. The Company creates a vital link in the technology supply chain that connects the world’s leading electronic component manufacturers with a global customer base of original equipment manufacturers, electronic manufacturing services providers and original design manufacturers. The Company distributes electronic components, as received from its suppliers or through a customized solution, and offers assembly and other value-added products and services.

Conflict Minerals Policy

The Company adopted a Conflict Minerals Policy, which provides, in part, that:

As a global value-added distributor of electronic components, enterprise computer and storage products, IT solutions and services, and embedded subsystems, Avnet promotes the traceability of these minerals and the transparency of the supply chain. Avnet firmly believes that its customers should be fully informed about the products they purchase. While Avnet, as a distributor, is not able to certify as to the country of origin of the minerals contained in the products manufactured by Avnet’s suppliers, Avnet is committed to working with its customers to supply products that meet the customer’s specifications.

With respect to those limited aspects of Avnet’s business that manufacture or contract to manufacture products that contain conflict minerals that are necessary to the functionality or production of the product, Avnet does not directly purchase any conflict minerals from any source and endeavors not to purchase products that contain conflict minerals that directly or indirectly finance or benefit armed groups in the [Democratic Republic of the Congo] or adjoining countries. Avnet expects its suppliers to these aspects of its business to only source minerals from responsible sources and provide Avnet with proper verification of the country of origin and source of the materials used in the products they supply to it. Avnet fully understands the importance of this issue to its customers and is committed to supply chain initiatives and overall corporate social responsibility and sustainability efforts that work towards a conflict free supply chain. Avnet is encouraging all of its suppliers to likewise support these efforts and make information on the origin of their product components easily accessible on their websites.

The Conflict Minerals Policy is available on the Company’s website at http://www.avnet.com/ under the “Human Rights” link.

Overview

The Rule requires that the Company disclose in an annual Form SD and associated Conflict Minerals Report information regarding any 3TG that is “necessary to the functionality or production” of any products that the Company manufactures or contracts to be manufactured. Further, the Rule requires that the Company conduct a reasonable country of origin investigation to determine whether any such 3TG originated in the Democratic Republic of the Congo or its adjoining countries (the “Covered Countries”) or is from recycled or scrap sources. If, based on the Company’s reasonable country of origin inquiry, the Company knows that any of the Company’s necessary 3TG originated in the Covered Countries and are not from recycled or scrap sources, or the Company has reason to believe that the Company’s necessary 3TG may have originated in the Covered Countries and the Company has reason to believe that such 3TG may not be from recycled or scrap sources, the Company is required to exercise due diligence on the source and chain of custody of such 3TG that conforms to a nationally or internationally recognized due diligence framework.

Design of the Company’s Reasonable Country of Origin Inquiry and Due Diligence Process

The Company’s 3TG program was divided into the (i) program definition and scoping phase, (ii) country of origin inquiry and due diligence phase, and (iii) reporting phase. The Company’s program was designed to conform in all material respects to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition (the “OECD Framework”). The Company’s reasonable country of origin inquiry was designed such that it functioned as the first step of the Company’s due diligence measures. Consequently, the Company does not separately discuss its reasonable country of origin inquiry in the following discussion.

Products

In response to the Rule, the Company reviewed its operations to determine which parts of its business, if any, may be subject to the disclosure requirements of the Rule. As provided by the Rule, this process did not include products that were not entered into the stream of commerce in the calendar year ended December 31, 2016, or products manufactured or contracted to be manufactured by entities acquired by the Company after April 2015.  As a result of the process discussed in greater detail below, the Company determined that the following products were subject to the disclosure requirements of the Rule for the calendar year 2016:

•	Electromechanical solutions manufactured or contracted to be manufactured by DEM Manufacturing;
•	Avnet Design Kits manufactured or contracted to be manufactured by Avnet;
•	Development boards manufactured or contracted to be manufactured by EBV;
•	ArchiTech Boards manufactured or contracted to be manufactured by Avnet Silica; and
•	Development boards and display solutions manufactured or contracted to be manufactured by MSC Technologies.

These products are hereinafter referred to as the “Covered Products.”

Due Diligence Framework

As noted in the Company’s Conflict Minerals Policy, the Company does not purchase 3TG directly from any mine, refiner or smelter. The Company’s supply chain with respect to the Covered Products is highly complex and there are many parties in the supply chain between the Company’s direct supplier and the mine from which the 3TG originated. Because of the Company’s “downstream” position in the supply chain, it followed the principles outlined in the OECD Framework for downstream companies with no direct relationships to smelters or refiners. In this context, “downstream” refers to the supply chain from smelters and refiners to retailers; it includes companies such as the Company, as well as product and component manufacturers. In this regard, the Company must rely on its suppliers to provide information regarding the country of origin and chain of custody of the 3TG included in the Covered Products. It is likely that years of engagement and propagation of expectations through many tiers of the supply chain will be necessary before information returned to downstream companies, such as the Company, may be considered accurate and complete.

Due Diligence Efforts

The Company’s due diligence efforts since the adoption of the Rule include the following steps:

1.Establish company management systems

As part of the Company’s 3TG program, the Company created a governance team and a working team. The governance team is responsible for ensuring that the Company’s program meets regulatory requirements and enterprise goals, and provides direction to the working team. The working team is responsible for the day-to-day execution of the Company’s program, diligence efforts, and risk mitigation strategy. The Company also established a policy with respect to sourcing of minerals from the Covered Countries and published this statement on the Company’s website.

2.Identify and assess risks in the supply chain

The Company has performed the following steps to identify and assess risks in the supply chain:

•

The Company identified the business segments that manufacture or contract to manufacture products reasonably believed to contain 3TG. As a global value-added distributor, a significant percentage of the Company’s operations are out of scope of the Rule. The Company has determined that the Covered Products are within scope of the Rule.

•

The Company has identified the active suppliers of materials or components that may contain 3TG that are necessary to the functionality or production of the Covered Products. Once those suppliers are determined, the Company contacts each supplier and provides them with the 3TG reporting template (the “Template”) created by the Conflict Free Sourcing Initiative (the “CFSI”). The Company believes that the Template is the most appropriate way to exercise due diligence on the source and chain of custody of the 3TG in the Covered Products and to determine whether the 3TG included in the Covered Products came from recycled or scrap sources.

•

The Template includes questions relating to, among other items, the use of 3TG in the supplier’s products, the supplier’s due diligence efforts, the source and chain of custody of any 3TG in the supplier’s products, and whether the supplier has a policy on conflict-free sourcing.

•

Upon receipt of a Template or other relevant information from a supplier, the Company evaluates responses for plausibility,  completion, and predetermined red flags. To the extent that a  completed Template or other relevant information was not provided by a supplier, the Company follows up with such unresponsive supplier to request compliance with the Company’s request.

•

The Company continued to follow-up with all unresponsive suppliers during calendar year 2016 and into 2017 to the extent necessary. Smelters identified in the responses received were compared against the list of facilities that have been identified as “conflict free” through the CFSI Conflict Free Smelter Program for 3TG (“CFSP”).

3.Design and implement a strategy to respond to identified risks

The Company has designed and implemented a number of steps to respond to the identified risks in its supply chain:

•

The Company sent all of its direct suppliers that were part of the due diligence process the Template and has publicly disclosed the Company’s expectations regarding their participation in the Company’s due diligence process.

•	The Company designed a risk mitigation approach to manage suppliers that may potentially not be deemed “conflict free” pursuant to the Rule.
•	The Company worked with suppliers on an as-needed basis to understand the requirements of the Rule.
•

The Company sought to include 3TG related provisions in new or amended supplier agreements with respect to the Covered Products and has included 3TG related diligence in the Company’s acquisition activities.

•	The Company has implemented processes for new product introductions and changes to the bill of materials for the Covered Products to help ensure compliance with the Company’s 3TG program.
•	The Company has established procedures for employees, shareholders, suppliers, and customers to communicate concerns about the Company’s policies.

4.Carry out independent third-party audit of smelter/refinery due diligence practices

The Company is a downstream consumer of 3TG and is generally many steps removed from smelters and refiners who provide minerals and ores.  The Company does not purchase 3TG from smelters or refiners, and does not, to the best of the Company’s knowledge, directly purchase from any of the Covered Countries. Therefore, as contemplated by the OECD Framework for downstream companies, the Company did not perform direct audits of smelters and refiners within the supply chain. Instead, as noted above, the Company’s due diligence efforts relied on cross-industry initiatives such as those led by the CFSI, such as the CFSP, to conduct smelter and refinery due diligence.

5.Report annually on supply chain due diligence

This report and the associated Form SD are available online on the Company’s website at http://www.avnet.com/ under the “Human Rights” link.

Efforts to Determine the Mine or Location of Origin with the Greatest Possible Specificity

The Rule requires that the Company provide a description of the Covered Products, the facilities used to process the 3TG in those products, the country of origin of the 3TG in those products, and the efforts to determine the mine or location of origin with the greatest possible specificity. Based on the information that the Company has been able to collect through the Template and other information, it is unable to definitively determine the identity of the upstream smelters from which its suppliers source 3TG or the mine or location of origin of the 3TG included in the Covered Products.

Steps to be taken in Calendar 2017

As the Company endeavors not to purchase products that contain 3TG that directly or indirectly finance or benefit armed groups in the Covered Countries, in order to mitigate the risk of purchasing such products, the Company has continued with its 3TG program discussed above during calendar year 2017. Specifically, the Company has pursued and will continue to pursue the following steps:

•	the Company will continue to pursue obtaining further information from suppliers of 3TG;

•

the Company will proactively analyze whether any 3TG materials are present in future products that the Company develops, or in existing Covered Products to the extent the materials included in such existing Covered Products are revised;

•	the Company will seek to include 3TG related provisions in new or amended supplier agreements with respect to the Covered Products; and

•	the Company will monitor its ethics alert line for issues related to the Company’s 3TG program.